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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                                (Amendment No. )*


                            AmeriVest Properties Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.00
                          ----------------------------
                         (Title of Class of Securities)

                                   03071L101
                                  ------------
                                 (CUSIP Number)

                                 Gene R. Little
                          1136 E. Stuart Street, #4206
                             Ft. Collins, CO 80525
                                  970-482-7662
               ----------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 3, 1997
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                              Page 1 of 6 pages

1.  Name of Reporting Person
    Social Security or I.R.S. Identification No. of above Person

         RimRock Partners, LLC

2.  Check the Appropriate Box If a Member of a Group
         N/A                                                          |_| A
                                                                      |_| B
3.  Sec Use Only

4.  Source of Funds*

         WC,00

5.  Check box if disclosure of legal proceedings is required pursuant
    to Items 2(d) or 2(e)                                             |_|

6.  Citizenship or Place of Organization

         US

                  7.  Sole Voting Power
 Number of
  Shares              122,256 (8.8%)
Beneficially
 Owned by
   Each           8.  Shared Voting Power
Reporting
  Person
   With           9.  Sole Dispositive Power

                      122,256 (8.8%)

                 10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     122,256

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares*    |_|

13.  Percent of Class Represented by Amount in Row (11)

     8.8%

14.  Type of Reporting Person*

     00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATUREATTESTATION

                                                              Page 2 of 6 pages

Item 1.  Security and Issuer

This statement relates to the common stock, $.001 par value of AmeriVest Properties Inc., a Delaware corporation, having its executive offices at 7100 Grandview Avenue, Suite One, arvada, CO 80002.

Item 2.  Identity and Background

The person filing this statement is RimRock Partners, LLC, a Colorado Limited Liability Company, having its business and office located at 1136 East Stuart Street, Suite 4203, Fort Collins, CO 80525. The business purpose of RimRock Partners, LLC is real estate investment.

RimRock Partners, LLC has two members which are Walter Robert Associates, Inc. and Preferred Capital Management, Inc.

Walter Robert Associates, Inc. is a Colorado Corporation having its principal business and office address located at 1136 East Stuart Street, Suite 4206, Fort Collins, CO 80525. The business purpose of Walter Robert Associates, Inc. is real estate development. The President and sole Director of Walter Robert
Associates, Inc. is Gene R. Little, a citizen of the United States. His principal occupation is real estate development.

Preferred Capital Management, Inc. is a Delaware Corporation having its principal business and office located at 1136 East Stuart Street, Suite 4203, Fort Collins, CO 80525. The business purpose of Preferred Capital Management, Inc. is insurance and investments. The President and sole Director of Preferred Capital Management, Inc. is William E. Watson, Jr., a citizen of the United States. His principal occupation is financial advising and planning.

During the last five years, Gene R. Little and William E. Watson, Jr., as individuals, have neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making either one of them subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

The transactions covered by this statement are the following:

a. On June 23, 1997, ownership of 7556 shares (.6%) of AmeriVest Common Stock was transferred from record owner, Walter Robert Associates, Inc., to beneficial owner, RimRock Partners, LLC;


                                                              Page 3 of 6 pages

b. On July 3, 1997, 31,100 shares (2.2%) of AmeriVest Common Stock were acquired from executive Services Company of America, Inc. in a private transaction at $4.50 per share (making RimRock Partners, LLC the sole beneficial owner of 2.8% of the class of shares);

c. On July 3, 1997, 63,600 shares (4.6%) of AmeriVest Common Stock were acquired from AIC Diversified Services, Inc. in a private transaction at $4.50 per share (making RimRock Partners, LLC the sole beneficial owner of 7.4% of the class of shares);

in transactions b. and c. of this item, the purchase price was paid from the working capital of RimRock Partners, LLC. No part of the purchase price was derived from other than the working capital of RimRock Partners, LLC.

d. On July 7, 1997, 20,000 shares (1.4%) of AmeriVest Common Stock were acquired from AIC Diversified Services, Inc. in a private transaction at $4.50 per share (making RimRock Partners, LLC the sole beneficial owner of 8.8% of the class of shares); in this single transaction, the purchase price was paid by funds borrowed from AIC Diversified Services, Inc. by RimRock Partners, LLC. Exhibit 1, of Item 7, is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The purpose of these transactions is for investment. [Item 3 is incorporated herein by reference].

Item 5.  Interest in Securities of the Issuer.

a. Items 3 and 4 are incorporated herein by reference. RimRock Partners, LLC is the record and beneficial owner of 122,256 shares of AmeriVest Common Stock, which shares are 8.8% of the class of shares. RimRock Partners, LLC has authorized Gene R. Little, as President of Walter Robert Associates, Inc., to have all of the voting and dispositive powers with respect to the 122,256 shares (8.8%).

Item 6. Contract, Arrangement, Understandings or Relationships with respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between RimRock Partners, LLC and any other party with respect to any of the AmeriVest Common Stock owned by RimRock Partners, LLC or by any other party. RimRock Partners, LLC is not an owner of any other corporation or entity owning any AmeriVest Common Stock.

                                                              Page 4 of 6 pages

Item 7.  Material to be filed as Exhibits.

Exhibit 1. Promissory Note between RimRock Partners, LLC "Maker", and AIC Diversified Services, Inc., "Holder", to finance the acquisition of shares as disclosed in Item 3d.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             /s/  Gene R. Little
                                             -----------------------------------
                                             By:  Gene R. Little, President
Dated:  March 17, 1998                       Walter Roberts Associates, Inc.
                                             Member, RimRock Partners, LLC


                                                              Page 5 of 6 pages

                                PROMISSORY NOTE

April 1, 1997
$90,000.00

     FOR VALUE RECEIVED, the undersigned RimRock L.L.C., 145 West Swallow Road, #9, Ft. Collins, CO 80525 (hereinafter referred to as "Maker"), promises to pay to the order of AIC Diversified Services, Inc., hereinafter referred to as "Holder", which term shall include any subsequent holder of this Note), at 7100 Grandview Avenue, #1, Arvada, CO 80002 (or at any such other place as Holder shall designate in writing), in lawful money of the United States of America, the principal sum of NINETY THOUSAND AND NO/100 DOLLARS ($90,000.00) with interest on so much thereof as is from time to time outstanding at the rate of NINE PERCENT (9%) per annum.

     This note shall be due July 31, 1997, unless paid prior to that date.

     This Note may be prepaid in full or in part prior to due date without penalty.

     Upon default in timely payment of any amount due hereunder, or any part thereof, or in performance of the terms or conditions of any Deed of Trust or any other agreement securing, evidencing or relating to the indebtedness evinced by this Note or by any other Promissory Note of even date herewith executed by Maker payable to the order of Holder, the whole unpaid principal and accrued interest shall, at the option of Holder, to be exercised at any time thereafter, become due and payable at once without notice, notice of such option being expressly waived, and this Note shall thereafter bear interest at the rate of NINE PERCENT (9%) per annum until fully paid; provided, however, the failure to pay each separate installment required hereunder when due shall be treated and considered as a separate default hereunder.

     All persons or corporations now or at any time liable, whether primarily or secondarily for the payment of the indebtedness hereby evidenced, for themselves, their heirs, legal representatives, successors, and assigns, respectively, expressly waive presentment for payment, notice of protest, and diligence in collection, and consent that the time of said payments or any part thereof may be extended by Holder without in any wise modifying, altering, releasing, affecting, or limiting their respective liability.

     Maker agrees to reimburse Holder for all reasonable costs, including reasonable attorney's fees incurred to collect this Note, or any installments, if not paid when due.

     This note is unsecured.

                                               Maker:

                                               RimRock L.L.C.
                                               145 West Swallow Road, #9
                                               Ft. Collins, CO 80525

                                               by:  /s/  William E. Watson, Jr.

                                                              Page 6 of 6 pages